Exhibit 99.1

AGM GROUP HOLDINGS, INC.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	November 18, 2020
AGM Group Holdings, Inc.	Beijing, China

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended December 31, 2019 on December 9, 2020, at 10:00 A.M., Beijing Time (December 8, 2020, at 10:00 P.M., Eastern Time). The meeting will be held at Room 2112, Dong Ta, Wang Zuo Zhong Xin, 1 Jinghua Street South, Chaoyang, Beijing, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Bin Cao
Bin Cao
Chairman of the Board of Directors

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
AGM GROUP HOLDINGS, INC.

TIME:	10:00 A.M., Beijing Time, on December 9, 2020 (10:00 P.M., Eastern Time, on December 8, 2020)

PLACE:	Room 2112, Dong Ta, Wang Zuo Zhong Xin, 1 Jinghua Street South, Chaoyang, Beijing, People’s Republic of China.

ITEMS OF BUSINESS:

(1)	The election of five directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2021 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;

(3)	The disposition of Anyi Network Inc..

(4)	The transaction of any other business properly coming before the meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on October 8, 2020.

ANNUAL REPORT:	A copy of our 2019 Annual Report on Form 20-F is available on the Company’s website at www.agmprime.com under Investors and in print upon request.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about November 19, 2020.

By order of the Board of Directors,

/s/ Bin Cao
Bin Cao
Chairman of the Board of Directors

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

What am I voting on?

You will be voting on the following:

(1)	The election of five directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2021 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;

(3)	The transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned ordinary shares of AGM Group Holdings Inc. (the “Company” or “AGM Holdings”) as of the close of business on October 8, 2020. Each ordinary share is entitled to one vote. As of October 8, 2020, we had 21,831,290 Class A Ordinary Shares and 7,100,000 Class B Ordinary Shares outstanding. Each Class A Ordinary Share is entitled to 1 vote while each Class B Ordinary Share is entitled to 5 votes.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have two voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to the time of the meeting, or (3) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s ordinary shares as of October 8, 2020.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to ir@agmprime.com.  Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our meeting, 50% of our outstanding ordinary shares as of October 8, 2020 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting may, with the consent of the meeting, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The disposition of Anyi Network Inc. requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Mr. Bin Cao, Mr. Wenjie Tang, Ms. Fangjie Wang, Mr. Tingfu Xie and Mr. Jialin Liu. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Bin Cao

Chairman of the Board of Directors

Age — 60

Mr. Bin Cao has been our Chairman since May 2019. He has more than twenty years of management experience. He is experienced with financing, real estate and asset management. He has been providing industry, investment and asset management consultation to individuals, private equity funds, and banks since 2005. From 2001 to 2005, Mr. Cao was the Chairman of the Board of Changchun Weide Paratheatrical Co., Ltd., where he developed and supervised the implementation of business strategies and plans, supervised the making and implementation of human resource training and management and supervised and managed the budgeting and implementation of material projects and financial management. From 1996 to 1998, Mr. Cao was the Chairman of the Board of the Changchun Zhisheng City Credit Union, where he managed the day-to-day operation, provided external investment and financing consultation to customers, supervised financial planning and developed risk control and daily management mechanism.

Wenjie Tang.

Director

Age — 38

Mr. Tang is the co-founder of our Company and has served as Chief Executive Officer since the beginning and serve as director of the Company commencing February 9, 2018. Before co-founding our subsidiary AGM Beijing, he co-founded and held the Chief Executive Officer position in Beijing Miteke Technology Co. Ltd. from 2011 to 2015, and was Chief Representative and Chief Business Officer in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2009 to 2011. Mr. Tang earned his master’s degree in Economics from Tufts University in Boston, and his bachelor’s degree in Economics from Shanghai Fudan University. He is a Certified Financial Analyst (level 3 candidate), and has passed series 3 of the National Commodities Futures Examination in the United States. Mr. Tang has 12 years of experience in forex trading, more than 15 years of experience in stock and futures investment. He also has a profound understanding of the operation principles, market microstructure, macro trading, trading system and risk control.

Fangjie Wang

Independent Director

Age — 30

Ms. Wang has been working as an Audit Manager at Beijing Hua Long Ding Jia Certified Public Accountants Co., Ltd since March 2018. Prior to that, she worked at Zhongxinghua Certified Public Accountants LLP as an Audit Assistant from August 2017 to February 2018. She worked as the Lecturer of International Economics and Trade at Hubei Vocational Technical Institute from June 2016 to July 2017. She interned as a teacher of Ecological Tourism at Adult Education Academy of Guangxi Normal University. She interned as an assistant at Tian Jia Bing Academy of Guangxi Normal University from June 2014 to March 2016. From August 2013 to May 2014, she worked as an Internal Assistant to Duty Manager at Xiaogan Branch of Agricultural Bank of China. Ms. Wang graduated from Guangxi Normal University in 2016 and received a master’s degree in Management. Before that, she received a bachelor’s degree in International Economics and Trade from Hubei University. Ms. Fangjie Wang is an accounting expert and is experienced with establishing effective internal control system. There are no family relationships between Fangjie Wang and any other employees or members of the Board of Directors of the Company.

Jialin Liu

Independent Director

Age — 61

Mr. Liu has served as our Independent Director and Chairman of Compensation Committee since March 2017. He has been the Chairman of the Board of Profit Well Gold Investment (Beijing) Co., Ltd. since 2006. He earned his bachelor’s degree from Central University of Finance and Economics. He is very experienced with administrative management and finance.

Tingfu Xie

Independent Director

Age — 72

Mr. Xie has served as our Independent Director and Chairman of Nominating Committee since March 2017. He has been the president of Ji Shang Capital Group since 2015. He was the Chief Executive Officer of China Finance Think Tank from 2011 to 2014. Mr. Xie earned his master’s degree in EMBA from Peking University, his master’s degree in economics and his bachelor’s degree in finance from Jilin University. Mr. Xie has 37 years of practical and research experience in finance.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Bin Cao serves as the Chairman of the Board of Directors. In As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION

OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF JLKZ CPA LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of JLKZ CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The Audit Committee of the Board of Directors has appointed JLKZ CPA LLP to serve as the Company’s fiscal year 2020 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of JLKZ CPA LLP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

On March 20, 2019, the Company dismissed its independent registered public accounting firm, MaloneBailey, LLP (“MaloneBailey”).

The report of MaloneBailey on the financial statements of the Company for the fiscal years ended December 31, 2017 and 2016, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

During the Company’s fiscal year ended December 31, 2018 and through March 20, 2019, the date of dismissal, (a) there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

On March 28, 2019, the Audit Committee and the Board of Directors of the Company ratified the appointment of JLKZ CPA LLP (“JLKZ”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended December 31, 2019 and any subsequent interim periods through the date hereof prior to the engagement of JLKZ, neither the Company, nor someone on its behalf, has consulted JLKZ regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Audit services provided by JLKZ CPA LLP for fiscal years ended December 31, 2019 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

What services does JLKZ CPA LLP provide?

Audit services provided by JLKZ CPA LLP for fiscal 2020 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of JLKZ CPA LLP be present at the meeting?

A representative of JLKZ CPA LLP is not expected to be present at the Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of JLKZ CPA LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
JLKZ CPA LLP AS THE COMPANY’S FISCAL 2020 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE
DISPOSITION OF ANYI NETWORK INC.
(ITEM 3 ON THE PROXY CARD)

General

The Board of Director has decided that it is the best interest of AGM Group Holdings Inc. (the “Company” or “AGM Holdings”) and its shareholder to enter into a securities purchase agreement (the “Agreement”, a form of which is attached in Annex A) to sell 100% equity interest in Anyi Network Inc. (“Anyi Network”) to Haiyan Huang, Feng Zhi and Yinglu Gao, former shareholders of Anyi Network Inc. (the “Buyers”) in exchange for a total consideration of $7,600,000 in the form of canceling 475,000 ordinary shares of the Company held by the Buyers, valued at $16.00 per share (the “Disposition of Anyi Network”). The Disposition of Anyi Network includes the sale all of the equity interest of Anyi Network’s subsidiaries, including Anyi Technology Limited (“Anyi Technology”), Jiangsu AnYiWang Internet Technology Co., Ltd. (“Jiangsu AnYiWang”), Beijing AnYiWang Technology Co., Ltd. (“Beijing AnYiWang”), Changzhou AnYiWang Internet Technology Co., Ltd. (“Changzhou AnYiWang”), Lianyungang AnYiWang Software Co., Ltd (“Lianyungang AnYiWang”), Tongshan Naquan Technology Services Co., Ltd. (“Tongshan Naquan”) and Hubei AnYiWang Internet Technology Co., Ltd. (“Hubei AnYiWang”).

In making its decision, the Board took into account, among other things, the following factors:

●	the 62.4% decrease in Anyi Network’s revenue for the first quarter of 2020 compared to the revenue for the first quarter of 2019 and a net loss for the second quarter of 2020, due to the continuing economic disruption caused by the lockdown and travel restrictions in China, in response to COVID-19;

●	the business outlook of Anyi Network;

●	the current and future economic and competitive environment for Anyi Network and its subsidiaries; and

●	the weak financial viability of Anyi Network and its subsidiaries.

Description of Anyi Network Inc.’s Business

Anyi Network is a company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of AGM Holdings. Anyi Network has no substantive operations.

Anyi Technology is a holding company incorporated under the laws of the Hong Kong. It is a direct subsidiary 100% owned by Anyi Network. Anyi Technology is also a holding company and has no substantive operations.

Jiangsu AnYiWang is a WFOE incorporated under the laws of China. It is a direct subsidiary 100% owned by Anyi Technology.

Beijing AnYiWang is a company incorporated under the laws of China and a wholly-owned subsidiary of Jiangsu AnYiWang. Beijing AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Beijing and neighboring provinces.

Changzhou AnYiWang is a company incorporated under the laws of China and a wholly-owned subsidiary of Jiangsu AnYiWang. Changzhou AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Changzhou and neighboring cities.

Lianyungang AnYiWang is a company incorporated under the laws of China and a wholly-owned subsidiary of Jiangsu AnYiWang. Lianyungang AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Lianyungang and neighboring cities.

Tongshan Naquan is a company incorporated under the laws of China and a wholly-owned subsidiary of Jiangsu AnYiWang. Tongshan Naquan is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Tongshan and neighboring cities.

Hubei AnYiWang is a company incorporated under the laws of China and a wholly-owned subsidiary of Beijing AnYiWang. Hubei AnYiWang is engaged in technology and software development, sales and distribution, technical services, data processing, and computer system services in Hubei Province and neighboring provinces.

Background of and Reasons for the Disposition of China Anyi Network

Starting in December 2019 in Wuhan, Hubei Province, China, there was a novel coronavirus outbreak, now known as COVID-19, which soon spread throughout China and all over the world. The Chinese government took various measures in Wuhan, including reduced travel and cancellation of meetings and events in December 2019.

As the spread became faster and more deadly, starting on January 23, 2020, cities throughout China adopted mandatory lockdown and other restrictions such as quarantine and travel restriction. The lockdown halted almost all production where the measures were implemented and caused significant disruption to the economy. Accordingly, the customers of Anyi Network and its subsidiaries were greatly affected or even had their business suspended. The demand for Anyi Network and its subsidiaries’ services reduced significantly nationwide, as the Anyi Network mainly serves small and medium-sized enterprises in the local areas. Sales and marketing schemes were interrupted as well due to travel restrictions.

Though the lockdown was gradually lifted in April 2020, the disruption caused by COVID-19 were significant for Anyi Network and its subsidiaries. The companies lost employees, suppliers and customers.

Anyi Network and its subsidiaries’ operation performance in 2020 has declined significantly compared to the performance of 2019. During the six months ended June 30, 2020, Anyi Network and its subsidiaries had a sales revenue of US$109,363, a 77% decrease compared to the sales revenue for the same period of 2019. Despite management’s effort to mitigate the impact, Anyi Network and its subsidiaries had a net loss of US$127,478 for the six months ended June 30,2020.

Anyi Network’s operation performance is partly because customers of Anyi Network have also been negatively affected by the economic disruption as a result of COVID-19. With customers looking to cut cost on their operation, demand for Anyi Network’s financial software has significantly reduced. We do not expect the demand to recover in the foreseeable future.

Anyi Network and its subsidiaries are also facing fierce competition in the industry. The rapid development of cloud-based financial software and the emergence of free add-on storage services with Alibaba Cloud and Amazon Cloud have substantially affected the traditional financial software market.

Moreover, international players have entered into the domestic markets, such as UFIDA Software Co. and Kingdee International Software Group Limited. The competitive environment makes it hard for Anyi Network and its subsidiaries to maintain sales channels or expand the market in an cost-effective way.

As a result, on November 10, 2020, the Board decided that it is advisable to dispose all its equity interest in Anyi Network and therefore to dispose all assets and liabilities of Anyi Network, Anyi Technology, Jiangsu AnYiWang, Beijing AnYiWang, Changzhou AnYiWang, Lianyungang AnYiWang, Tongshan Naquan and Hubei AnYiWang.

Effects of the Disposition of Anyi Network

Immediately prior to the Disposition of Anyi Network, the corporate structure of AGM Holdings and its subsidiaries was as follows:

AGM Group Holdings, Inc.
("AGM Holdings")
(a British Virgin Islands company)
100%
AGM Techonology Limited
("AGM HK")
(a Hong Kong SAR company)
100%
AGM Software Service LTD
("AGM Software")
(a British Virgin Islands company)
100%
Anyi Network Inc.
("Anyi Network")
(a Cayman Islands company)
100%
Anyi Technology Limited
("Anyi Technology")
(a Hong Kong SAR company)
Offshore
Onshore
100%
AGM Tianjing Construction Development Co., Ltd. ("AGM Tianjing")
(as referred to as "天津安高盟建设发展有限公司")
(a PRC company)
100%
Beijing AnGaoMeng Technology Service Co., Ltd.
("AGM Beijing")
(as referred to as "北京安高盟科技服务有限公司")
(a PRC company)
100%
Jiangsu AnYiWang Internet Technology Co., Ltd.
("Jiangsu AnyiWang")
(as referred to as "江苏安易王网络科技有限公司")
(a PRC company)
100%
Beijing AnYiWang Technology Co., Ltd.
("Beijing AnYiWang")
(as referred to as "北京安易王科技有限公司")
(a PRC company)
100%
Changzhou AnYiWang Internet Technology Co., Ltd.
("Changzhou AnYiWang")
(as referred to as "常州安易王网络科技有限公司")
(a PRC company)
100%
Lianyungang AnYiWang Software Co., Ltd.
("Lianyungang AnYiWang")
(as referred to as "连云港安易王软件有限公司")
(a PRC company)
100%
Tongshan Naquan Technology Services Co., Ltd.
("Tongshan Naquan")
(as referred to as "通山纳全科技服务有限公司")
(a PRC company)
100%
Hubei AnYiWang Internet Technology Co., Ltd.
("Hubei AnYiWang")
(as referred to as "湖北安易王网络科技有限公司")
(a PRC company)

After entering into the Disposition of Anyi Network, the corporate structure is as follows:

Procedure for Effecting the Disposition of Anyi Network

Upon execution of the Agreement, the Company will cause to cancel the 475,000 ordinary shares held by the Buyers and will cause Anyi Network to make necessary filings and amendments with the regulatory authority in Cayman Islands.

Vote Required

Pursuant to NRS 78.385 and 78.390, the approval of the Disposition of Anyi Network required a majority of our outstanding voting capital stock. As discussed above, the Board of Directors recommend that you vote for the disposition of Anyi Network.

FINANCIAL INFORMATION

Consolidated Financial Statements of AGM Group

Our audited consolidated financial statements for the fiscal years ended December 31, 2019 and 2018, and the notes thereto, are included in our annual report on Form 20-F filed with the SEC on May 15, 2020 (the “Annual Report”) and incorporated by reference into this information statement.

Our unaudited consolidated financial statements for the six months ended June 30, 2020 and the notes thereto are included in our report of foreign private issuer on Form 6-K (the “Six-Month Report”) filed with the SEC on September 22, 2020 and incorporated by reference into this information statement.

Unaudited Pro Forma Consolidated Financial Information

We have prepared unaudited pro forma consolidated financial statements and notes thereto for AGM Group, giving effect to the Disposition of Anyi Network, included in the financial statements beginning on page F-2. The unaudited pro forma consolidated financial statements have been prepared from our historical consolidated financial statements and give effect to the Disposition of Anyi Network. There can be no assurance that the Disposition of Anyi Network will be consummated. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2020 and for the fiscal years ended December 31, 2019 have been prepared with the assumption that the Disposition of Anyi Network were completed as of the beginning of the applicable period.

The unaudited pro forma consolidated financial statements do not purport to present the financial position or results of operations of AGM Group had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of AGM Group and the notes thereto contained in the Annual Report and Six-Month Report, which includes the audited financial statements for the fiscal years ended December 31, 2019 and 2018 and unaudited consolidated financial statements for the six months ended June 30, 2020.

Consolidated Carve-Out Financial Statements for the Disposed Companies

The audited consolidated financial statements of Anyi Network and its subsidiaries for the fiscal years ended December 31, 2018 and 2017, and the notes thereto, are included in our report of foreign private issuer on Form 6-K filed with the SEC on September 30. 2019 and incorporated by reference into this information statement.

We have prepared unaudited consolidated carve-out financial statements and notes thereto for the Disposed Companies, included in the financial statements beginning on page F-6. The unaudited consolidated carve-out balance sheets were prepared as of December 31, 2019 and June 30, 2020. The unaudited consolidated carve-out statements of operations, and the unaudited consolidated carve-out statements of cash flows were prepared for the years ended December 31, 2019 and for the six months ended June 30, 2020.

RISK FACTORS AND CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Please note that this Information Statement contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable securities laws. These forward-looking statements include, but are not limited to, statements about the Conversion and our plans, objectives, expectations and intentions with respect to future operations, including the benefits or impact described in this Proxy Statement that we expect to achieve as a result of the Conversion. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “continues,” “may,” “intends,” “plans” or similar expressions in this Proxy Statement or in the documents incorporated by reference. Any forward-looking statements in this Proxy Statement reflect only expectations that are current as of the date of this Proxy Statement or the date of any document incorporated by reference in this document, as the case may be, are not guarantees of performance, and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our ability to control. Further, these forward-looking statements are based on assumptions with respect to business strategies and decisions that are subject to change. Actual results or performance may differ materially from those we express in our forward-looking statements. Except as may be required by applicable securities laws, we disclaim any obligation or undertaking to disseminate any updates or revisions to our statements, forward-looking or otherwise, to reflect changes in our expectations or any change in events, conditions or circumstances on which any such statements are based.

Set forth below, we have identified certain risk that could cause our actual plans or results to differ materially from those included in the forward-looking statements contained or incorporated by reference herein. In addition, you should also review carefully the risks affecting our business generally that could also cause our actual plans or results to differ materially from those included in the forward-looking statements contained or incorporated by reference herein.

We may be subject to securities litigation, which is expensive and could divert our attention.

We may be subject to securities class action litigation in connection with the Disposition of Anyi Network. Securities litigation against us could result in substantial costs and divert our management’s attention from our operations, which could harm our business and increase our expenses.

INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTER TO BE ACTED UPON

Guofu Zhang was the Chief Financial Officer of the Company and Anyi Network. Mr. Zhang resigned as the Chief Financial Officer of the Company on October 15, 2020.

Except as described above, none of the following persons has any substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted upon:

●	Any director or officer of our Company,

●	Any person who has been a director or officer of our Company at any time since the beginning of the last fiscal year

●	Any proposed nominee for election as a director of our Company, and

●	Any associate or affiliate of any of the foregoing persons.

The stockholdings of our directors and officers are listed below in the section entitled “Security Ownership of Certain Beneficial Owners and Management.” No director has advised us that he intends to oppose the Disposition of Anyi Network.

WE RECOMMEND THAT YOU VOTE FOR THE DISPOSITION OF ANYI NETWORK INC.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive a cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended. We have agreed to pay Bin Cao cash compensation of $180,000, Jialin Liu cash compensation of RMB 60,000 (approximately $8,500), Tingfu Xie cash compensation of RMB72,000 (approximately $10,123), and Fangjie Wang cash compensation of RMB72,000 (approximately $10,123) per year. The salaries are paid yearly. For the fiscal year ended December 31, 2019, we have paid our non-employee directors their respective yearly salaries.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers. The Nomination Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. The Nomination Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nomination Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by stockholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nomination Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	the written consent of the candidate to serve as a director of the Company, if elected;

●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

AGM Group Holdings, Inc.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.agmprime.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2019?

Our Board acted eight times by unanimous written consent in lieu of a meeting during the fiscal year ended December 31, 2019. Our Board has an Audit Committee, a Compensation Committee, and a Nomination Committee. The Audit Committee acted one time by unanimous written consent during the fiscal year ended December 31, 2019. The Compensation Committee acted one time by unanimous written consent during the fiscal year ended December 31, 2019. The Nomination Committee acted one time by unanimous written consent during the fiscal year ended December 31, 2019. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2019. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2019, the Board of Directors has an Audit Committee, a Compensation Committee, and a Nomination Committee. The members of each of the Committees as of December 31, 2019, and their principal functions are shown below.

Audit Committee

The members of the Audit Committee are:

Fangjie Wang, Chairwoman

Jialin Liu

Tingfu Xie

The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Fangjie Wang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. In carrying out its responsibility, the Audit Committee’s responsibilities include:

1.	Reviewing with management and the independent auditor on a continuing basis the adequacy of the Corporation's system of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures (and management reports thereon) of the Corporation and its subsidiaries.

2.	Reviewing the independent auditor’s proposed audit scope and approach.

3.	Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvement provided to management by the independent auditor.

4.	Reviewing the performance of the independent auditor.

5.	Recommending the appointment of independent auditor to the Board, setting the independent auditor’s compensation and pre-approving all audit services provided by the independent auditor.

6.	Pre-approving all audit and permitted non-audit and tax services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.

7.	Reviewing with management and the independent auditor the annual and quarterly financial statements of the Corporation including (a) the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (b) any material changes in accounting principles or practices used in preparing the financial statement prior to the filing of a report on Form 10-K or Form 10- Q with the U.S. Securities and Exchange Commission (“SEC”); and (c) items required by Statement of Auditing Standards 61 and Statement of Auditing Standards 71 in the case of the quarterly statements.

8.	Reviewing before release the un-audited quarterly operating results in the Corporation's quarterly earnings release, financial information and earning guidance provided to analysts.

9.	Overseeing compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities;

10.	Reviewing management's monitoring of compliance with the Corporation's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

11.	Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Corporation's financial statements;

12.	Providing oversight and review of the Corporation's asset management policies, including an annual review of the Corporation's investment policies and performance for cash and short-term investments;

13.	If necessary, instituting special investigations and, if appropriate hiring special counsel or experts to assist, for which the Corporation shall provide appropriate funding, as determined by the Committee, for payment of compensation to all advisors hired by the Committee.

14.	Reviewing related party transactions for potential conflicts of interest;

15.	Obtaining a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with such issues, and (d) all relationships between the independent auditor and the Corporation;

16.	Establishing procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Corporation’s accounting, internal controls, and auditing matters;

17.	Establishing policies for the hiring of employees and former employees of the independent auditor;

18.	Conducting an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter; and,

19.	Performing other oversight functions as requested by the full Board.

Compensation Committee

The members of the Compensation Committee were:

Jialin Liu, Chairman

Fangjie Wang

Tingfu Xie

The Compensation Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. The Compensation Committee’s responsibilities include:

1.	To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer ("CEO"), evaluate at least annually the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee may consider the Corporation's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years.

2.	Reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Corporation, and such other officers of the Corporation as directed by the Board.

3.	Reviewing and making recommendations to the Board regarding all forms of compensation (including all “plan” compensation, as such term is defined in Item 402(a)(7) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, and all non-plan compensation) to be provided to the executive officers of the Corporation.

4.	Reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Corporation's employees and the criteria by which bonuses to the Corporation's employees are determined.

5.	Acting as Administrator any Stock Option Plan and administering, within the authority delegated by the Board, any Employee Stock Purchase Plan adopted by the Corporation. In its administration of the plans, the Compensation Committee may, pursuant to authority delegated by the Board, grant stock options or stock purchase rights to individuals eligible for such grants and amend such stock options or stock purchase rights. The Compensation Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance hereunder.

6.	Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Corporation for the provision of compensation to employees of, directors of and consultants to the Corporation.

7.	Preparing a report (to be included in the Corporation's proxy statement) which describes: (a) the criteria on which compensation paid to the Chief Executive Officer for the last completed fiscal year is based; (b) the relationship of such compensation to the Corporation's performance; and (c) the Compensation Committee's executive compensation policies applicable to executive officers.

8.	Authorizing the repurchase of shares from terminated employees pursuant to the applicable law.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Nomination Committee

The members of the Nomination Committee are:

Tingfu Xie, Chairman

Fangjie Wang

Jialin Liu

The Nomination Committee’s charter is available on the Company’s website at www.agmprime.com under Governance and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nomination Committee’s responsibilities include:

1.	Reviewing the composition and size of the Board and determining the criteria for membership of the Board, including issues of character, judgment, independence, diversity, age, expertise, corporate experience, length of service, and other commitments outside the Corporation.

2.	Conducting an annual evaluation of the Board.

3.	Identifying, considering, and recommending candidates to fill new positions or vacancies on the Board, and reviewing any candidates recommended by stockholders in accordance with the bylaws. In performing these duties, the Committee shall have the authority to retain any search firm to be used to identify candidates for the Board and shall have sole authority to approve the search firm’s fees and other retention terms.

4.	Evaluating the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

5.	Evaluating director compensation, consulting with outside consultants when appropriate, and making recommendations to the Board regarding director compensation.

6.	Reviewing and making recommendations to the Board with respect to a Director Option Plan and any proposed amendments thereto, subject to obtaining stockholder approval of any amendments as required by law or NASDAQ OMX or the NYSE Market LLC Company Guide Rules.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road, Wanchai, Hong Kong. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our directors, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Zhihe Yang

Chief Financial Officer

Age — 36

Mr. Yang, age 36, has been the Financial Manager at Beijing AnGaoMeng Technology Service Co., Ltd. since August 2018. Mr. Yang has extensive experience working in accounting firms with regard to financial management and internal control system construction. From September 2017 to July 2018, he spent a year as a freelance financial advisor. Prior to that, Mr. Yang served as the Audit Manager at Beijing Zongheng United Certified Public Accountants Co., Ltd. from May 2013 to September 2017. From April 2012 to March 2013, he was the Financial Manager at Wuhan Fengze Agricultural Science and Technology Development Co., Ltd. From July 2007 to August 2011, he was the Audit Manager at Zhong Cheng Xin An Rui (Beijing) Certified Public Accountants Co., Ltd. Mr. Yang served as the Audit Assistant at Beijing Biaoguan Certified Public Accountants Co., Ltd. from August 2006 to July 2007. Mr. Yang acquired his Associate’s Degree in Accounting from Inner Mongolia University of Technology in 2006.

Xiaoding Wu

Chief Operating Officer

Age — 37

Ms. Wu has extensive experience in management and data collection and analysis. She has been the Director of Data Analysis Department of Beijing AnGaoMeng Technology Service Co., Ltd., a wholly owned subsidiary of the Company, since 2015 where she was in charge of setting up and leading data analysis teams, building trading monitoring system, data analysis assessment system, and risk management system, and designing the automatic trading and risk monitoring system. Prior to that, Ms. Wu spent a year as an Operating Manager at Beijing Jingzhegu Information Technology Co., Ltd. where she coordinated international businesses, managed projects and collected website operation data. Ms. Wu also spent one and a half years as a business assistant at Beijing Taoche Information Technology Co., Ltd., two and a half years as a corporate service manager at Yingfu Language Training Centre and four years as a sales assistant at China Peace International Tourism Co., Ltd. Ms. Wu received her bachelor’s degree in Tourism Management from Beijing International Studies University in 2005.

Yufeng Mi

Chief Technology Officer

Age — 43

Mr. Mi has served as Chief Technology Officer since the beginning. Before co-founding our subsidiary AGM Beijing, he co-founded Beijing Miteke Technology Co. Ltd. with Wenjie Tang and was the IT department manager in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2011 to 2015. Mr. Mi earned his master’s degree in Computer Science from Université Pierre et Marie Currie, his master’s degree in finance from Université Dauphine, and his bachelor’s degree in communication technology from Shanghai Jiaotong University. He is a Certified Financial Analyst (level 1) in the United States and a Financial Risk Manager. Mr. Mi is experienced in B2C e-commerce, forex trading system, and system design.

Yafang Wang

Secretary

Age — 42

Ms. Wang has been the Assistant to the Chairman of the Board at Beijing AnGaoMeng Technology Service Co., Ltd. since May 2015, where she translates financial and legal documents, updates statistical data, and provides administrative support to the Chairman. From April 2012 to May 2015, Ms. Wang worked as a researcher at Beijing Tongzhou New City Investment & Operation Co., Ltd. where her job responsibilities were mainly consisted of searching and collecting urban construction data and real estate trend, preparing Real Estate Weekly for the company, and translating and updating the company’s English website. Prior to that, Ms. Wang was a translator at HVS from June 2011 to December 2011 and an editor at Commercial Express of Embassies and Overseas Agencies form June 2007 to December 2010, where she edited and translated reports and publications. Ms. Wang obtained her bachelor’s degree from Beijing Foreign Studies University in English major in 2005, and an associate degree in public relations from Jilin University in 1997. Ms. Wang has extensive experience in business administration and is proficient in English. There are no family relationships between Yafang Wang and any other employee or member of the board of directors of the Company.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S

NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Wenjie Tang

We entered into an employment agreement with Wenjie Tang. Pursuant to the agreement, Mr. Tang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Tang an annual salary of $144,000.

Zhihe Yang

We entered into an employment agreement with Zhihe Yang. Pursuant to the agreement, Mr. Zhang has accepted the position of Chief Financial Officer and we have agreed to pay Mr. Zhang an annual salary of $72,000.

Xiaoding Wu

We entered into an employment agreement with Xiaoding Wu. Pursuant to the agreement, Ms. Wu has accepted the position of Chief Operating Officer and we have agreed to pay Ms. Wu an annual salary of $26,764.

Yufeng Mi

We entered into an employment agreement with Yufeng Mi. Pursuant to the agreement, Mr. Mi has accepted the position of Chief Technology Officer and we have agreed to pay Mr. Mi an annual salary of $96,000.

Yafang Wang

We entered into an employment agreement with Yafang Wang. Pursuant to the agreement, Ms. Wang has accepted the position of Secretary of the Board and we have agreed to pay Ms. Wang an annual salary of $16,200.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2019 to our officers. No other officer had a salary during either of the previous two years of more than $100,000.

	Fiscal Year or Period	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Wenjie Tang
Chief Executive Officer	2019	43,200	0	0	0	43,200
Guofu Zhang
Chief Financial Officer	2019	48,856	0	0	0	48,856
Chengchun Zhang
Former Chief Operating Officer	2019	35,000	0	0	0	35,000
Xiaoding Wu
Chief Operating Officer	2019	13,348	0	0	0	13,348
Yufeng Mi
Chief Technology Officer	2019	30,000	0	0	0	30,000
Yafang Wang
Secretary of the Board	2019	11,582	0	0	0	11,582

AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2019?

The members of the Audit Committee as of December 31, 2019 were Fangjie Wang, Jialin Liu, and Tingfu Xie. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Fangjie Wang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.agmprime.com under Governance.

How does the Audit Committee conduct its meetings?

During fiscal 2019, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2019?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with JLKZ CPA LLP, the Company’s independent registered public accounting firm for the 2020 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from JLKZ CPA LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with JLKZ CPA LLP about their independence. The Audit Committee has concluded that JLKZ CPA LLP are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2019?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2019.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2019?

The Audit Committee has reviewed and discussed the fees paid to JLKZ CPA LLP during 2019 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with JLKZ CPA LLP’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Fangjie Wang, Chairwoman

Jialin Liu

Tingfu Xie

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

JLKZ CPA LLP’s fees for the annual audit of our financial statements for the fiscal years ended December 31, 2019 were $100,000 in total.

Audit-Related Fees

The Company has not paid JLKZ CPA LLP for audit-related services for the fiscal years ended December 31, 2019.

Tax Fees

The Company has not paid JLKZ CPA LLP for tax services for the fiscal years ended December 31, 2019.

All Other Fees

The Company has not paid JLKZ CPA LLP for any other services in fiscal years ended December 31, 2019.

Audit Committee Pre-Approval Policies

Before JLKZ CPA LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by JLKZ CPA LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 that were attributed to work performed by persons other than JLKZ CPA LLP’s full-time permanent employees was less than 5%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of October 8, 2020 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 21,831,290 Class A Ordinary Shares and 7,100,000 Class B Ordinary Shares issued and outstanding as of October 8, 2020. Each Class A Ordinary Share is entitled to 1 vote while each Class B Ordinary Share is entitled to 5 votes. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 8, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong. As of October 8, 2020, we had 185 shareholders of record of Class A Ordinary Shares of record and 3 shareholders of record of Class B Ordinary Shares.

Named Executive Officers and Directors	Amount of Beneficial Ownership (Class A)	Percentage Ownership (Class A)	Amount of Beneficial Ownership (Class B)	Percentage Ownership (Class B)	Combined ownership of Class A and Class B	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors and Named Executive Officers:
Bin Cao, Chairman of the Board	-	0%	-	0%	-	0%
Wenije Tang, Chief Executive Officer and Director(1)	6,500,000	29.77%	6,500,000	%	13,000,000	44.93%
Zhihe Yang, Chief Financial Officer	-	0%	-	0%	-	0%
Xiaoding Wu, Chief Operating Officer(1)	--	0%	-	0%	--	0%
Yufeng Mi, Chief Technology Officer	600,000	2.75%	600,000	8.45%	1,200,000	4.15%
Yafang Wang, Secretary of the Board	-	0%	-	0%	-	0%
Fangjie Wang, Independent Director and Chairwoman of Audit Committee	-	0%	-	0%	-	0%
Jialin Liu, Independent Director and Chairman of Compensation Committee	-	0%	-	0%	-	0%
Tingfu Xie, Independent Director and Chairman of Nominating Committee	-	0%	-	0%	-	0%
All directors and executive officers as a group (9 persons)	7,100,000	32.52%	7,100,000	100%	14,200,000	49.08%

5% Beneficial Owners:
Firebull Holdings Limited(1)	5,000,000	22.90%	5,000,000	70.42%	10,000,000	34.56%
Chengchun Zhang	2,400,000	10.99%	-	0%	2,400,000	10.99%
Zhentao Jiang	2,400,000	10.99%	-	0%	2,400,000	10.99%

(1)	Wenjie Tang individually holds 1,500,000 shares of Class A Ordinary Shares and 1,500,000 shares of Class B Ordinary Shares, representing 6.87% and 21.13% of the total outstanding Class A Ordinary Shares and Class B Ordinary Shares, respectively.

In addition, Wenjie Tang beneficially owns the 5,000,000 shares of Class A Ordinary Shares and the 5,000,000 shares of Class B Ordinary Shares held by Firebull Holdings Limited, a company formed under the laws of Hong Kong SAR. Wenjie Tang has the voting and dispositive power of the 5,000,000 shares of Class A Ordinary Shares held by Firebull Holdings Limited. The dividend rights of the 5,000,000 shares of Class A Ordinary Shares held by Firebull are reserved to our employees as equity incentive to retain talent. Wenjie Tang also has the voting and dispositive power of the 5,000,000 shares of Class B Ordinary Shares held by Firebull Holdings Limited

(2)	Each Class B Ordinary Share in the Company confers upon the shareholder the right to five (5) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

INCORPORATION BY REFERENCE

We incorporate by reference the following filings we made with the SEC:

●	Our annual report on Form 20-F for the fiscal years ended December 31, 2019 and 2018 filed with the SEC on May 15, 2020;

●	Our report of foreign issuer on Form 6-K including the financial information for the six months ended June 30, 2020 filed with the SEC on September 22, 2020; and

●	Our report of foreign issuer on Form 6-K including the financial information for the audited financial statement of Anyi Network Inc. and its subsidiaries as of and for the fiscal years ended December 31, 2018 and 2017 filed with the SEC on September 30, 2019.

You can obtain the documents incorporated by reference in this Information Statement, including the Annual Report, through our website, www.agmprime.com, and from the SEC at its website, www.sec.gov, or by contacting us at AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2019 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong, or via the Internet at www.agmprime.com.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than December 31, 2020. All written proposals should be submitted to: Secretary, AGM Group Holdings, Inc., c/o Creative Consultants (Hong Kong) Limited, Room 1502-3 15/F., Connaught Commercial Building, 185, Wanchai Road, Wanchai, Hong Kong.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at www.agmprime.com under Investor Kits.

INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Consolidated Financial Statements	F-2

Notes to Unaudited Pro Forma Financial Statements	F-5

UNAUDITED CONSOLIDATED CARVE OUT FINANCIAL STATEMENTS FOR THE DISPOSED COMPANIES, ANYI NETWORK INC AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets – As of June 30, 2020 and December 31, 2019	F-6

Unaudited Consolidated Statements of Operations and Comprehensive Income – For the Six Months Ended June 30, 2020 and For the Year Ended December 31, 2019	F-7

Unaudited Consolidated Statements of Cash Flows – For the Six Months Ended June 30, 2020 and For the Year Ended December 31, 2019	F-8

Notes to Unaudited Consolidated Financial Statements	F-9

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2020

	AGM Group Holdings Inc. and Subsidiaries	Anyi Network Inc. and Subsidiaries	Adjustments		Pro Forma

ASSETS
Cash and cash equivalents	$1,598,362	$464,249	$-		$1,134,113
Accounts receivable, net	38,540	38,540			-
Prepaid expenses and other current assets	4,990,013	393,703	328,540	b)	4,924,850
Due from related party	-	4,246	4,246	c)	-
Total current assets	6,626,915	900,738	332,786		6,058,963
Property and equipment, net	54,022	21,143	-		32,879
Intangible assets, net	10,853	-	-		10,853
Goodwill	7,121,712	-	(7,121,712)	a)	-
Total assets	$13,813,502	$921,881	$(6,788,926)		$6,102,695

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$6,937	$-	$-		$6,937
Accrued expenses and other payables	1,959,913	161,339	61,046	b)	1,859,620
Advance from customers	60,775	42,315	-		18,460
Due to related parties	552,970	105,112	4,246	c)	452,104
Total current liabilities	2,580,595	308,766	65,292		2,337,121
Total liabilities	2,580,595	308,766	65,292		2,337,121

SHAREHOLDERS' EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,791,055 shares issued and outstanding as of June 30, 2020)	21,791		(475)	a)	21,316
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 7,100,000 shares issued and outstanding as of June 30, 2020)	7,100				7,100
Additional paid-in capital	15,299,930	-	(7,599,525)	a)	7,700,405
Retained earnings	(4,535,209)	725,378	922,230	a) b)	(4,338,357)
Accumulated other comprehensive income	439,295	(112,263)	(176,448)	a)	375,109
Total shareholders' equity	11,232,907	613,115	(6,854,218)		3,765,574
Total liabilities and shareholders' equity	$13,813,502	$921,881	$(6,788,926)		$6,102,695

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

For The Six Months Ended June 30, 2020

	AGM Group Holdings Inc. and Subsidiaries	AGM Group Holdings Inc. and Subsidiaries	Adjustments	Pro Forma

Revenues	$117,812	$109,363		$8,449
Total Revenues	117,812	109,363		8,449

Cost of revenues	109,154	89,405		19,749
Total cost of revenues	109,154	89,405		19,749

Gross profit	8,658	19,958		(11,300)

Operating expenses
Selling, general & administrative expenses	639,528	147,935		491,593
Research and development expenses	31,348	-		31,348
Total operating expenses	670,876	147,935		522,941
				-
Loss from operations	(662,218)	(127,976)		(534,241)

Other income (expenses)
Other income	5,341	2,664		2,677
Total other income	5,341	2,664		2,677

Loss from operations before provision of income taxes	(656,877)	(125,313)		(531,564)
Provision for income taxes expenses	2,165	2,165		-

Net loss	$(659,042)	$(127,478)		$(531,564)
				-
Comprehensive loss				-
Net loss	$(659,042)	$(127,478)		$(531,564)
Other comprehensive income				-
Foreign currency translation adjustment	40,824	(70,510)		111,334
Total comprehensive loss	$(618,218)	$(197,988)		$(420,230)

Loss per common share
Net loss per common share - basic and diluted	$(0.03)			$(0.02)

Weighted average Class A ordinary shares outstanding, basic and diluted	21,426,074			21,426,074

The accompanying notes are an integral part of these consolidated financial statements

AGM Group Holdings Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

For The Year Ended December 31, 2019

	AGM Group Holdings Inc. and Subsidiaries	AGM Group Holdings Inc. and Subsidiaries	Adjustments		Pro Forma

Revenues
Revenues	$709,630	$849,736	$(470,106)	d)	$330,000
Revenues - related parties	-	-	-		-
Total Revenues	709,630	849,736	(470,106)		330,000
Cost of Revenues			-		-
Cost of revenues	242,944	394,958	(195,070)	d)	43,056
Total cost of revenues	242,944	394,958	(195,070)		43,056

Gross profit	466,686	454,778	(275,036)		286,944

Operating expenses
Selling, general & administrative expenses	1,565,762	477,895	(281,835)	d)	1,369,702
Research and development expenses	127,117	-	-		127,117
Total operating expenses	1,692,879	477,895	(281,835)		1,496,819

(Loss) income from operations	(1,226,193)	(23,117)	6,799		(1,209,875)

Other income (expenses)
Other income	127,263	49,834	(41,280)	d)	118,709
Other expense	(374,608)	(10,795)	2	d)	(363,815)
Gain on equity method investment	33,684	-	-		33,684
Total other income	(213,661)	39,039	(41,278)		(211,422)

(Loss) income from continuing operations before provision of income taxes	(1,439,854)	15,922	(34,479)	d)	(1,421,297)
Provision for income taxes expenses	123,001	58,386	(7,570)	d)	72,185

Net loss	$(1,562,855)	$(42,464)	$(26,909)		$(1,493,482)

Comprehensive loss
Net loss	$(1,562,855)	$(42,464)	$(26,909)	d)	$(1,493,482)
Other comprehensive income
Foreign currency translation adjustment	95,060	(8,776)	(8,509)	d)	94,793
Total comprehensive loss	$(1,467,795)	$(51,240)	$(35,418)		$(1,381,137)

(Loss) earnings per common share
Net loss per common share - basic and diluted	$(0.07)	$(0.01)			$(0.07)

Weighted average common shares outstanding, basic and diluted	21,298,540	7,010,000			21,298,540

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS INC.

Notes to Unaudited Pro Forma Financial Statements

NOTE 1 – PRO FORMA AND BASIS OF PRESENTATION

The Board of Director has decided that it is the best interest of AGM Group Holdings Inc. (the “Company” or “AGM Holdings”) and its shareholder to enter into a securities purchase agreement (the “Agreement”) to sell 100% equity interest in Anyi Network Inc. (“Anyi Network”) to Haiyan Huang, Feng Zhi and Yinglu Gao, former shareholders of Anyi Network Inc. (the “Buyers”) in in exchange for a total consideration of $7,600,000 in the form of canceling 475,000 ordinary shares of the Company held by the Buyers, valued at $16.00 per share (the “Disposition of Anyi Network”). The Disposition of Anyi Network includes the sale all of the equity interest of Anyi Network’s subsidiaries, including Anyi Technology Limited (“Anyi Technology”), Jiangsu AnYiWang Internet Technology Co., Ltd. (“Jiangsu AnYiWang”), Beijing AnYiWang Technology Co., Ltd. (“Beijing AnYiWang”), Changzhou AnYiWang Internet Technology Co., Ltd. (“Changzhou AnYiWang”), Lianyungang AnYiWang Software Co., Ltd (“Lianyungang AnYiWang”), Tongshan Naquan Technology Services Co., Ltd. (“Tongshan Naquan”) and Hubei AnYiWang Internet Technology Co., Ltd. (“Hubei AnYiWang”).

The unaudited pro forma financial statements (“Pro Forma”) have been prepared in connection with the Disposition of Anyi Network, and are intended to reflect the impact of the Disposition of Anyi Network on AGM’s consolidated financial statements and present the pro forma combined financial position and result of the operations of AGM after giving effect to the Disposition of Anyi Network. The Pro Forma have been prepared for illustrative purposes only and to give effect to the Disposition of Anyi Network pursuant to the assumptions described in notes to the Pro Forma. The unaudited pro forma combined balance sheet as of June 30, 2020 and December 31, 2019 gives effect to the Disposition of Anyi Network as if it had occurred on June 30, 2020 and December 31, 2019. respectively. The unaudited pro forma combined statements of operations for the six months ended June 30, 2020 give effect to the Disposition of Anyi Network as if it had occurred as of June 30, 2020.

The Pro Forma are provided for illustrative purposes only, and do not purport to represent what the disposed Company’s financial results would have been had the Disposition of Anyi Network occurred on the dates indicated. The Pro Forma do not purport to project the future financial position or operating results of the Company. The future financial position and results of operations of the Company may differ, perhaps significantly, from the Pro Forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the dates of the pro forma financial information. The adjustments included in the Pro Forma are preliminary and may be revised. There can be no assurance that any revisions to estimates will not result in material changes to the information presented.

NOTE 2 – PRO FORMA RECLASSIFICATION AND ADJUSTMENTS

The pro forma reclassifications and adjustments have been prepared to illustrate the estimated effect of the disposition of 100% equity interest in Anyi Network Inc. and its subsidiaries and certain other adjustments. The historical consolidated financial statements have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition of Anyi Network, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the disposal results of Disposition of Anyi Network. The Pro Forma do not reflect the non-recurring cost of any integration activities or benefits from the Disposition of Anyi Network including potential synergies that may be generated in future periods.

a)	To cancel 475,000 ordinary shares of the Company’s common stock at price of $16 per share and $400,000 in cash, in exchange for all of former shareholders of Anyi Network Inc., Mr. Haiyan Huang,Feng Zhi and Yinlu Gao, outstanding shares in the Company. Meanwhile, to eliminate goodwill, which represents the excess of the purchase price over the preliminary fair value of Anyi’s identifiable assets acquired and liabilities, accordingly.

b)	To add on the eliminated historical intercompany amounts of the Company, assuming the Disposition of Anyi Network had occurred.

c)	To net the balance of due from related party with the balance of due to the same related party.

d)	To eliminate the profit and loss on Anyi Network’s operations for the period from January 1, 2019 to July 26, 2019, since the Company acquitted Anyi Network and its subsidiaries on July 26, 2019.

ANYI NETWORK INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2020	2019

ASSETS
Cash and cash equivalents	$464,249	$613,980
Accounts receivable, net	38,540	66,535
Prepaid expenses and other current assets	393,703	404,322
Due from related party	4,246	4,308
Total current assets	900,738	1,089,145
Property and equipment, net	21,143	26,385
Total assets	$921,881	$1,115,530

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$-	$59
Accrued expenses and other payables	161,339	117,735
Advance from customers	42,315	67,484
Due to related parties	105,112	120,014
Total current liabilities	308,766	305,292
Total liabilities	308,766	305,292

SHAREHOLDERS' EQUITY:
Ordinary shares: $0.0001 par value, 5,000,000,000 shares authorized, 7,010,000 and 10,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	701	701
Stock subscription receivable	(701)	(701)
Statutory Reserve	107,520	106,654
Retained earnings	617,858	745,336
Accumulated other comprehensive income	(112,263)	(41,752)
Total shareholders' equity	613,115	810,238
Total liabilities and shareholders' equity	$921,881	$1,115,530

The accompanying notes are an integral part of these consolidated financial statements

ANYI NETWORK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30, 2020	For The Year Ended December 31, 2019

Revenues	$109,363	$849,736
Total Revenues	109,363	849,736

Cost of revenues	89,405	394,958
Total cost of revenues	89,405	394,958

Gross profit	19,958	454,778

Operating expenses
Selling, general & administrative expenses	147,935	477,895
Total operating expenses	147,935	477,895

Loss from operations	(127,976)	(23,117)

Other income (expenses)
Other income	2,664	49,834
Other expense	-	(10,795)
Total other income	2,664	39,039

Loss from operations before provision of income taxes	(125,313)	15,922
Provision for income taxes expenses	2,165	58,386

Net loss	$(127,478)	$(42,464)

Comprehensive loss
Net loss	$(127,478)	$(42,464)
Other comprehensive income
Foreign currency translation adjustment	(70,510)	(8,776)
Total comprehensive loss	$(197,988)	$(51,240)

Loss per common share *
Net loss per common share - basic and diluted	$(0.02)	$(0.01)

Weighted average Class A ordinary shares outstanding, basic and diluted	7,010,000	7,010,000

*	The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The accompanying notes are an integral part of these consolidated financial statements

ANYI NETWORK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30, 2020	For The Year Ended December 31, 2019
Cash flows from operating activities
Net loss	$(127,478)	$(42,464)

Adjustment to reconcile net income to net cash provided by operating activities
Depreciation	6,686	6,960
Changes in operating assets and liabilities:
Accounts receivable	27,165	21,022
Accounts receivable - related party	-	2,500
Prepaid expense and other current assets	4,109	(385,895)
Deferred tax assets	-	4,046
Accounts payable	(58)	(849)
Accrued expenses and other payables	45,199	(12,607)
Advanced from customers	(24,311)	(34,950)
Income tax payable	740	39,343
Net cash used in operating activities from continuing operations	(67,948)	(402,894)

Cash flows from investing activities
Purchase of property and equipment	(1,803)	(22,859)
Net cash used in investing activities from continuing operations	(1,803)	(22,859)

Cash flows from financing activities
Proceeds from related parties	17,614	24,634
Repayments to related parties	(33,131)	(1,652,445)
Net cash used in financing activities from continuing operations	(15,517)	(1,627,811)

Effect of exchange rate changes on cash and cash equivalents	(64,463)	14,114
Net change in cash and cash equivalents	(149,730)	(2,039,450)
Cash and cash equivalents, beginning of the period	613,980	2,653,430
Cash and cash equivalents, end of period	$464,249	$613,980

Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$6,400

The accompanying notes are an integral part of these consolidated financial statements

ANYI NETWORK INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Anyi Network Inc. (collectively with its consolidated subsidiaries described below, the “Company”, or “Anyi Network” when specific reference is made) was incorporated on September 29, 2017 under the laws of the Cayman Islands. Through direct ownership, the Company established subsidiaries in Hong Kong and the People’s Republic of China (“PRC”) with the vision to become a strong provider of information technology and Internet services for small and medium enterprises (“SME”) in PRC, and to continuously provide more advanced, easy-to-use, and practical products and services for more enterprises and businesses.

Through variety of accounting software and ERP, we help the SMEs in PRC to meet their needs in the corporate finance and enterprise management sector by providing them with internet-based, professional, personalized, service-oriented, lightweight information management solutions. The Company has become one of the best next-generation financial and business management software provider in PRC with our brand-new technology, business philosophy, strong financial strength, and efficient market operation.

Currently, the Company’s operations are carried out in PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of PRCs economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and among other things.

As of the filing date, the Company’s subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Anyi Technology Limited (“Anyi Technology”)	October 23, 2017	Hong Kong	100%	Product marketing hub
Jiangsu AnYiWang Network Technology Co., Ltd. (“Jiangsu AnYiWang”)	November 13, 2017	PRC	100%	Software development and provider
Beijing AnYiWang Technology Co., Ltd. (“Beijing AnYiWang”)	January 2, 2018	PRC	100%	Software development and provider
Changzhou AnYiWang Network Technology Co., Ltd. (“Changzhou AnYiWang”)	November 27, 2017	PRC	100%	Software development and provider
Lianyungang AnYiWang Software Co., Ltd. (“Lianyungang AnYiWang”)	November 20, 2017	PRC	100%	Software development and provider
Tongshan Naquan Technology Service Co., Ltd. (“Tongshan Naquan”)	May 3, 2018	PRC	100%	Software development and provider
Hubei AnYiWang Network Technology Co., Ltd. (“Hubei AnYiWang”)	March 8, 2018	PRC	100%	Software development and provider

We use the term “fiscal 2020” to represent the year ended December 31, 20 2020, and “fiscal 2019” to represent the year ended December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principal of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency Translation

The accompanying unaudited consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of Anyi Network and Anyi Technology is United States dollar. Except Anyi Network and Anyi Technology, the functional currency of the Company’s subsidiaries located in the PRC is Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the reporting period, assets and liabilities are translated at the unified exchange rate at the end of the reporting period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of operations and comprehensive income. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at June 30, 2020 and December 31, 2019 were translated at RMB 7.0651 to $1.00 and at RMB 6.9630 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the six months ended June 30, 2020 and for the year ended December 31, 2019 were RMB 7.0312 and RMB 6.9074 to $1.00, respectively.

Use of Estimates

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets, collectability of accounts receivable, and income taxes, including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the unaudited consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the unaudited consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive income for the six months ended June 30, 2020 and the year ended December 31, 2019 consisted of net income and unrealized (loss) gain from foreign currency translation adjustment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in banks, time deposits, certificates of deposit and all highly liquid instruments with original maturities of three months or less. The Company maintains cash with various financial institutions in PRC. At June 30, 2020 and December 31, 2019, the Company’s cash balances in PRC amounted to $244,474 and $393,852, respectively, are uninsured. The remaining $219,775 and $220,128 at June 30, 2020 and December 31, 2019 are US$ accounts but held in HongKong, respectively. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash held in bank accounts. There were no cash equivalents at June 30, 2020 and December 31, 2019.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists principally of amounts due from trade customers, of which the collection is only subject to the passage of time. Credit is extended based on an evaluation of the customer’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments or to cover potential credit losses. Estimates are based on the customer’s historical collection experience, age of the balance, its creditworthiness, ongoing relationship and current economic trends. In addition, in determining these estimates, the Company examines historical write-offs of its receivables and reviews each customer’s account to identify any specific customer collection issues. Accounts receivable balances are charged off against the allowance for doubtful accounts after all means of collection have been exhausted and the likelihood of collection is not probable.

Management believes that the accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at June 30, 2020 and December 31, 2019. The Company historically has not experienced uncollectible accounts from customers granted with credit sales.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Expenditures for repairs and maintenance are expensed as incurred; major replacements and improvements are capitalized. When assets are sold or retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the consolidated statements of operations in the period of disposition.

Depreciation of property and equipment is provided using the straight-line method over their estimated useful lives, which are shown as follows.

Classification	Estimated Useful Life
Electronic equipment	3 years
Office furniture and equipment	5 years

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Impairment evaluations involve management’s estimates on asset useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by management which could have a material effect on our reporting results and financial position. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charge was recognized for the six months ended June 30, 2020 and the year ended December 31, 2019.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented.   The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Company in its determination of revenue recognition:

●	Step 1: Identify the contract(s) with the customer;

●	Step 2: Identify the performance obligations in the contract;

●	Step 3: Determine the transaction price;

●	Step 4: Allocate the transaction price to the performance obligations in the contract; and

●	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company derives revenue from the sale of packaged software products, technical support plans, software customization services, and bundle of products or services that may include a combination of these items. We enter into contracts with customers that include promises to transfer various products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation. We recorded and recognized revenues from both products and services in one account, which we present as revenues and revenues from related parties in the accompanying consolidated statements of operations and comprehensive income.

Nature of Products and Services

Software Products

The Company’s packaged software products consist of accounting products, AnYiWang V series, E series and G series, and other audit assistance and information management products under the AnYiWang brand.

Each packaged software product includes a perpetual software license and a one-year technical support plan. Revenue is recognized at a point in time upon the delivery of the perpetual license, and in a period of time throughout the effective period for the technical support plan, which generally is recognized over twelve month period.

Technical Support Plans

The Company sells our technical support plan either as a package with our sale of software products or separately on its own. Each technical support plan has a unified effective period of one year. Revenue is recognized in a period of time throughout the effective period for the technical support plan, generally is recognized over twelve month period.

Software Customization Services

The Company delivers its software customization services by developing customized features on the AnYiWang software products to suit customers’ special needs. Upon receiving the purchase request from the customers, the Company designs, develops, tests, and implements the specified features to our software products. The Company also includes a one-year technical support plan specifically for the developed feature(s).

Customers are able to request and purchase the service together with a purchase of our software product, or separately if the customer has our software products in-use. Revenue is recognized at a point in time upon customers’ acceptance of the feature(s), and revenue for the technical support plan is recognized over its service term, which generally is for twelve month period.

Advance from Customers

Generally, the Company receives payment at the time when enter into a contract with a customer. The Company records advance from customers when the Company has entered into a contract with a customer and cash payments are received or due prior to transfer of control or satisfaction of the related performance obligation. During the six months ended June 30, 2020 and the year ended December 31, 2019, the Company recognized revenue of $109,363 and $849,736 that was included in deferred revenue at December 31, 2018.

The Company’s performance obligations are generally satisfied within 12 months of the initial contract date. As of June 30, 2020 and December 31, 2019, the advance from customers balance was $42,315 and $67,484, respectively.

Costs of Revenues

Our cost of revenues has two components: (1) cost of product revenue, which includes direct costs of software products; labor costs and employee benefits for software development, data testing, bug fixes and hacker prevention; research and development expenses (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

Operating Leases

The Company reviews all leases for capital or operating classification at their inception. The Company uses its incremental borrowing rate in the assessment of lease classification and define the initial lease term to include the construction build-out period but to exclude lease extension periods. We conducts our operations primarily under operating leases. For leases that contain rent escalations, we record the total rent payable during the lease term, as defined above, on a straight-line basis over the term of the lease.

The Company determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used. Upon adoption of ASU 2016-02 and related standards, operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company’s incremental borrowing rate or, if available, the rate implicit in the lease. The Company includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Company will exercise the option. The Company also takes into considerations when certain lease contains fair value purchase and termination options with an associated penalty.

The Company reviews all leases for capital or operating classification at their inception. The Company uses its incremental borrowing rate in the assessment of lease classification and define the initial lease term to include the construction build-out period but to exclude lease extension periods. We conduct our operations primarily under operating leases as of adoption of ASC 842 and as of January 1, 2019, the adoption did not have an impact on the Company’s s financial statements as the Company did not commitment any lease that are over twelve months at time of adoption.

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Value Added Tax

Jiangsu AnYiWang is subject to the PRC’s Value Added Tax (“VAT”) of 6% for providing sale of packaged software products, technical support plans, software customization services. The subsidiaries of Jiangsu AnYiWang, including Beijing AnYiWang, Changzhou AnYiWang, Lianyungang AnYiWang, Tongshan Naquan and Hubei AnYiWang, which are in the Republic of China (“PRC”) and are subject to a Value Added Tax (“VAT”) of 3% for providing sale of packaged software products, technical support plans, software customization services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of software service provided. The Company reports revenue net of PRC’s VAT for all the periods presented in the accompanying consolidated statements of operations.

Loss per Share

Basic loss per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Loss per share is presented in the accompanying unaudited consolidated statements of operations and comprehensive income.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other payables, due to related parties, deferred revenue and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance. The Company’s chief operating decision maker reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Company. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

Recently Issued Accounting Pronouncements

In June 2016 the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326).” This standard requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, which means that it will be effective for us in the first quarter of our fiscal year beginning January 1, 2020. Earlier adoption is permitted in the first quarter of our fiscal year beginning January 1, 2019. The Company adopted this standard on January 1, 2020 using modified retrospective approach and the adoption of this standard did not have a material impact on the Company’s previously reported consolidated financial statements in any prior period nor did it result in a cumulative effect adjustment to retained earnings.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consists of the following:

	June 30, 2020	December 31, 2019
Accounts receivable	$38,540	$66,535
Less: Allowance for doubtful accounts	-	-
Total accounts receivable, net	$38,540	$66,535

The Company did not reserve any allowance for doubtful account during the six months ended June 30, 2020 and fiscal 2019 as the Company maintains a strict credit policy and the Company’s sales arrangement usually requires advanced payment.

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At June 30, 2020 and December 31, 2019, prepaid expenses and other current assets consisted of the following:

	June 30, 2020	December 31, 2019
Prepaid Expenses	$13,102	$12,277
Other receivable	380,601	385,667
Other	-	6,378
Total repaid expenses and other current assets	$393,703	$404,322

NOTE 5 – PROPERTY AND EQUIPMENT, NET

As of June 30, 2020 and December 31, 2019, property and equipment consist of the following:

	June 30, 2020	December 31, 2019
Electronic equipment	$24,256	$24,611
Office furniture and equipment	10,735	10,893
Total property and equipment	34,991	35,504

Less: accumulated depreciation	(13,848)	(9,119)

Total property and equipment, net	$21,143	$26,385

Depreciation expense for the six months ended June 30, 2020 and fiscal 2019 was $6,686 and $6,960, respectively, of which $1,802 and $0, respectively, was included in cost of revenues, the remaining amount was included in operating expenses.

NOTE 6 – ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables mainly consist of wage payable, VAT and other taxes payables, and other accrued liabilities. Other accrued liabilities principally include unreimbursed business expenses, accrued professional service expense, and rent payable for leased offices. As of June 30, 2020 and December 31, 2019, accrue expenses and other payables consist of the following:

	June 30, 2020	December 31, 2019
Wage payable	$45,963	$53,469
VAT and other taxes payables	44,513	52,703
Other accrued liabilities	70,863	11,563
Total accrued expenses and other payables	$161,339	$117,735

NOTE 7 – INCOME TAXES

Cayman Islands

Under the current laws of Cayman Islands, Anyi Network. is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

The Company’s subsidiary, Anyi Technology, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Anyi Technology is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

PRC

The Company’s subsidiaries registered in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

For six months ended June 30, 2020 and fiscal 2019, all PRC entities are subject to the 25% EIT rate of their taxable income.

The provision for income taxes consist of the following:

	June 30, 2020	December 31, 2019
Current	$2,165	$58,386
Total	$2,165	$58,386

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2020 and December 31, 2019.

PRC Withholding Tax on Dividends

The current PRC Enterprise Tax Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprise to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a treaty arrangement between the PRC and the jurisdiction of the foreign holding company. The Cayman Islands, where the Company is incorporated, does not have such a treaty with PRC. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of June 30, 2020 and December 31, 2019, the Company had not recorded any withholding tax on the earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

NOTE 8 – CONCENTRATIONS

The Company had one customer for the six months ended June 30, 2020 that contributed at least 10% of total revenues, among which Zhongxingcai Guanghua Accounting Firm Ltd., contributed 18% of the total revenues in the six months ended June 30, 2020. The balance of accounts receivable balance due from this customer accounted 51% of the Company’s total outstanding accounts receivable as of June 30, 2020.

The Company had two customers for fiscal 2019 that contributed at least 10% of total revenues, among which Dalian Aoyuan Electronics Co., Ltd. and Beijing Jiutongqu Testing Technology Co., Ltd. contributed 30% and 13% of the total revenues in fiscal 2019, respectively. Two customers, Zhongxingcai Guanghua Accounting Firm Ltd. and BeijingZhongping Jianhuahao Accounting Firm Ltd., accounted for 48% and 30% of the Company’s total outstanding accounts receivable as of December 31, 2019, respectively.

The loss of one or more of its significant customers could have a material adverse effect on the Company’s business, operating results, or financial condition. The Company does not require collateral from its customers. To limit the Company’s credit risk, management performs periodic credit evaluations of its customers and maintains allowances for uncollectible accounts. Although the Company’s accounts receivable could increase dramatically as the Company grows its sales, management does not believe significant credit risk exists as of June 30, 2020 and December 31, 2019.

NOTE 9 – STATUTORY RESERVES

According to the Company Law in the PRC, companies are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners. The Company had appropriated $107,520 and $106,654 to statutory reserves as of June 30, 2020 and December 31, 2019, respectively.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases facilities with expiration dates between January 2021 and December 2022. Rental expense for six months ended June 30, 2020 and fiscal 2019 was $16,356 and $39,234, respectively. The Company has future minimum lease obligations as of June 30, 2020 as follows:

Remaining of 2020	$9,387
2021	-
2022	-
2023	-
2024	-
Thereafter	-
Total	$9,387

Contingencies

NOTE 11 – RELATED PARTY TRANSACTIONS

The related parties had transactions consist of the following:

Name of Related Party	Nature of Relationship
Aventech Capital Inc	Company shareholders
Guofu Zhang	Company director
Haiyan Huang	President and CEO of the Company
Feng Zhi	CTO
Yinglu Gao	COO.
Zhenhua Li	Owner of Beijing AnYiWang
AGM Technology Limited	Chief Financial Officer of the Company
Beijing Angaomeng Technology Service Co., Ltd.	Chief Financial Officer of the Company

(i) Due from related parties

At June 30, 2020 and December 31, 2019, due from related parties consisted of the following:

Name of related party	June 30, 2020	December 31, 2019
Zhenhua Li (Advance Employee)	4,246	4,308
	$4,246	$4,308

(ii) Due to related parties

At June 30, 2020 and December 31, 2019, due to related parties consisted of the following:

Name of related party	June 30, 2020	December 31, 2019
Guofu Zhang (Employee reimbursement)	$102,294	$117,155
Haiyan Huang (Employee reimbursement)	2,818	2,859
	$105,112	$120,014

(iii) Due from founders for the nominal share issuance

Amount due from founders for the nominal share issuance on September 29, 2017 (date of incorporation) and December 21, 2018 in the aggregated amount of $701 was not repaid as of June 30, 2020 and such amount had included in prepaid expenses and other current assets line item in the accompanying consolidated balance sheet.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance of this consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Annex A

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”), dated as of ______________, 2020, is entered into among AGM Group Holdings, Inc., a British Virgin Islands company (“Seller”), Haiyan Huang, Feng Zhi and Yinglu Gao, former shareholders of Anyi Network Inc. (each a “Buyer” and collectively the “Buyers”). Capitalized terms used in this Agreement have the meanings given to such terms herein.

RECITALS

WHEREAS, Seller owns all of the issued and outstanding ordinary shares, (the “Anyi Shares”), in Anyi Network Inc., a Cayman Islands company and a subsidiary of Seller (the “Anyi Network”); and

WHEREAS, Seller wishes to sell to Buyers, and Buyers wish to purchase from Seller, the Anyi Shares, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Purchase and sale

Section 1.01 Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 2.01), Seller shall sell to Buyers, and Buyers shall purchase from Seller, the Anyi Shares, free and clear of any mortgage, pledge, lien, charge, security interest, claim, community property interest, option, equitable interest, restriction of any kind (including any restriction on use, voting, transfer, receipt of income, or exercise of any other ownership attribute), or other encumbrance (each, an “Encumbrance”).

Section 1.02 Purchase Price. The aggregate purchase price for the Anyi Shares shall be $7,600,000 (the “Purchase Price”), payable in the form of cancelling 475,000 Class A ordinary shares of the Seller owned by Buyers (the “AGM Shares”). The AGM Shares shall be valued at $16.00 per Class A ordinary share, based on the closing price of the Seller’s Class A ordinary shares on October 1, 2020. Seller shall cause the AGM Shares to be cancelled at the Closing.

ARTICLE II
CLOSING

Section 2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on a date mutually agreed by the parties after the date all of the conditions described in Section 2.02 are met (the “Closing Date”).

Section 2.02 Conditions to Closing. A majority of holders of our Class A ordinary shares and Class B ordinary shares shall approve the transaction contemplated herein.

Section 2.03 Seller Closing Deliverables. At the Closing, Seller shall deliver to Buyers the following:

(a) Share certificates evidencing the Anyi Shares, free and clear of all Encumbrances, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required share transfer tax stamps affixed thereto.

(b) Copies of all resolutions of the board of directors and the shareholders of Seller authorizing the execution, delivery, and performance of this Agreement, and the other agreements, instruments, and documents required to be delivered in connection with this Agreement or at the Closing (collectively, the “Transaction Documents”) to which Seller is a party and the consummation of the transactions contemplated hereby and thereby.

Section 2.04 Buyers Closing Deliverables. At the Closing, each Buyer shall deliver to Seller the following:

(a) Irrevocable stock powers signed by each Buyer addressed to the Seller’s transfer agent with respect to the cancellation of the AGM Shares.

(b) Confirmation from Seller’s transfer agent with respect to the cancellation of the AGM Shares.

ARTICLE III
Representations and warranties of seller

Seller represents and warrants to Buyers that the statements contained in this Article III are true and correct as of the date hereof. For purposes of this Article III, “Seller’s knowledge,” “knowledge of Seller,” and any similar phrases shall mean the actual or constructive knowledge of any director or officer of Seller, after due inquiry.

Section 3.01 Organization and Authority of Seller. Seller is a company duly organized, validly existing, and in good standing under the laws (as defined in Section 3.03) of British Virgin Islands. Seller has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and each Transaction Document to which Seller is a party constitute legal, valid, and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

Section 3.02 Organization, Authority, and Qualification of Anyi Network. Anyi Network is a company duly organized, validly existing, and in good standing under the Laws of Cayman Islands and has full corporate power and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. Anyi Network is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary.

Section 3.03 No Conflicts or Consents. The execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation, by-laws, or other governing documents of Seller or Anyi Network; (b) violate or conflict with any provision of any statute, law, ordinance, regulation, rule, code, treaty, or other requirement of any Governmental Authority (collectively, “Law”) or any order, writ, judgment, injunction, decree, determination, penalty, or award entered by or with any Governmental Authority (“Governmental Order”) applicable to Seller or Anyi Network; (c) require the consent, notice, or filing with or other action by any Person (defined below) or require any permit, license, or Governmental Order; (d) violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, or modify any contract, lease, deed, mortgage, license, instrument, note, indenture, joint venture, or any other agreement, commitment, or legally binding arrangement, whether written or oral (collectively, “Contracts”), to which Seller or Anyi Network is a party or by which Seller or Anyi Network is bound or to which any of their respective properties and assets are subject; or (e) result in the creation or imposition of any Encumbrance on any properties or assets of Anyi Network. “Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

ARTICLE IV
Representations and warranties of Buyers

Buyers represent and warrant to Seller that the statements contained in this Article IV are true and correct as of the date hereof. For purposes of this Article IV, “Buyers’ knowledge,” “knowledge of Buyers,” and any similar phrases shall mean the actual or constructive knowledge of any director or officer of Buyers, after due inquiry.

Section 4.01 Authorization; Binding Agreement. The has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Buyers, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Buyers, enforceable against the Buyers in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”)

Section 4.02 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Buyers is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) such filings as may be required in any jurisdiction in which such party is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

Section 4.03 Non-Contravention. The execution and delivery by the Buyers of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of such party (if any), (b) conflict with or violate any Law, Order or Consent applicable to such party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such party.

ARTICLE V
Miscellaneous

Section 5.01 Interpretation; Headings. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 5.02 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

Section 5.03 Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, and any exhibits, the statements in the body of this Agreement will control.

Section 5.04 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 5.05 Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement shall operate or be construed as a waiver thereof. No single or partial exercise of any right or remedy hereunder shall preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 5.06 Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any legal suit, action, proceeding, or dispute arising out of or related to this Agreement, the other Transaction Documents, or the transactions contemplated hereby or thereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the city of New York and county of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, proceeding, or dispute.

Section 5.07 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Seller
AGM Group Holdings, Inc.

By
Wenjie Tang
Chief Executive Officer

Buyers

Haiyan Huang

Feng Zhi

Yinglu Gao

AGM GROUP HOLDINGS INC.
C/O CREATIVE CONSULTANTS (HONG KONG) LIMITED
CONNAUGHT COMMERCIAL BUILDING
185 WAN CHAI ROAD, ROOM 1502-3 15/F
WAN CHAI, HONG KONG

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 12/08/2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01) Bin Cao 02) Wenjie Tang 03) Fangjie Wang 04) Tingfu Xie 05) Jialin Liu

The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain
2. Ratification of appointment of JLKZ CPA LLP as the Company's independent registered public accounting firm for fiscal year ending December 31, 2020.	☐	☐	☐
3. The disposition of Anyi Network.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000476213_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF AGM GROUP HOLDINGS INC.

The undersigned shareholder of AGM Group Holdings Inc. (the "Company") hereby appoints Wenjie Tang, with full power of substitution, as proxy and attorney-in-fact and hereby authorizes him to represent and vote, as provided on the other side, all the Class A and/or Class B ordinary shares of the Company which the undersigned is entitled to vote and, in his discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held at Room 2112, Dong Ta, Wang Zuo Zhong Xin, 1 Jinghua Street South, Chaoyang, Beijing, People's Republic of China, on December 9, 2020 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSAL 1, AND FOR PROPOSAL 2 AND PROPOSAL 3, AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

(Continued and to be marked, dated and signed, on the other side)

0000476213_2 R1.0.1.18